APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Naked River Brewing Company

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Drawer	1,000.00
PayPal Bank	0.00
Petty Cash	800.00
UCB checking - 2957	49,123.08
Total Bank Accounts	**$50,923.08**
Accounts Receivable	
Accounts Receivable (A/R)	-4,160.60
Total Accounts Receivable	**$ -4,160.60**
Other Current Assets	
Uncategorized Asset	-11,094.56
Undeposited Funds	43,624.40
Total Other Current Assets	**$32,529.84**
Total Current Assets	**$79,292.32**
Fixed Assets	
Accumulated amortization	-1,062.52
Accumulated depreciation	-459,263.04
Furniture & Fixtures	84,787.00
Leasehold Improvements	373,014.12
Machinery & Equipment	390,111.50
Total Fixed Assets	**$387,587.06**
Other Assets	
Loan Fees	22,313.00
Security Deposits	229.07
Total Other Assets	**$22,542.07**
TOTAL ASSETS	**$489,421.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	16,969.94
Total Accounts Payable	**$16,969.94**
Credit Cards	
Amex Total Accounts	-110,886.44
AMEX Raulston - 71000	149,851.70
Amex Robinson - 72016	11,136.30
Amex Woods - 71026	1,052.50
Total Amex Total Accounts	**51,154.06**
Total Credit Cards	**$51,154.06**
Other Current Liabilities	

	TOTAL

Out Of Scope Agency Payable	52.30
Square Tips	21,415.31
Tennessee Department of Revenue Payable	7,888.40
Total Other Current Liabilities	**$29,356.01**
Total Current Liabilities	**$97,480.01**
Long-Term Liabilities	
SBA Loan	850,000.00
Total Long-Term Liabilities	**$850,000.00**
Total Liabilities	**$947,480.01**
Equity	
Bubba Trundle capital	8,000.00
Dr. Chris St. Charles capital	8,000.00
Hunter Gucheraeu capital	24,000.00
Jake Raulston capital	38,500.00
John Brock capital	4,000.00
John Raulston capital	48,000.00
Jonathan Frost capital	16,000.00
Kent Underwood capital	56,000.00
Mark Brock capital	20,000.00
Retained Earnings	
Shareholder's Investment	0.00
Thomas Trotter capital	16,000.00
Web Raulston capital	48,000.00
Net Income	-744,558.56
Total Equity	**$ -458,058.56**
TOTAL LIABILITIES AND EQUITY	**$489,421.45**

Naked River Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Drawer	1,000.00
PayPal Bank	0.00
Petty Cash	800.00
Pinnacle checking - 5905	29,696.16
UCB checking - 2957	1,442.44
UCB Tax checking - 2026	8,190.33
Total Bank Accounts	**$41,128.93**
Accounts Receivable	
Accounts Receivable (A/R)	25,117.37
Total Accounts Receivable	**$25,117.37**
Other Current Assets	
Inventory	3,791.69
Inventory Asset	0.00
Raw Materials	0.00
Total Inventory Asset	**0.00**
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$3,791.69**
Total Current Assets	**$70,037.99**
Fixed Assets	
Accumulated amortization	-1,062.52
Accumulated depreciation	-459,263.04
Furniture & Fixtures	84,787.00
Leasehold Improvements	373,014.12
Machinery & Equipment	398,743.67
Total Fixed Assets	**$396,219.23**
Other Assets	
Loan Fees	22,313.00
Security Deposits	229.07
Total Other Assets	**$22,542.07**
TOTAL ASSETS	**$488,799.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	38,497.32
Total Accounts Payable	**$38,497.32**
Credit Cards	
Amex Total Accounts	0.00

	TOTAL
AMEX Raulston - 71000	81,447.69
Amex Robinson - 72016	11,136.30
Amex Woods - 71026	1,052.50
Total Amex Total Accounts	**93,636.49**
Capital One	9,306.49
Total Credit Cards	**$102,942.98**
Other Current Liabilities	
Accrued wages	0.00
Loan Due To Raulston	2,337.00
Out Of Scope Agency Payable	52.30
Square Gift Card	0.00
Square Tips	0.00
Tennessee Department of Revenue Payable	76,706.41
Total Other Current Liabilities	**$79,095.71**
Total Current Liabilities	**$220,536.01**
Long-Term Liabilities	
SBA Loan	797,467.16
Total Long-Term Liabilities	**$797,467.16**
Total Liabilities	**$1,018,003.17**
Equity	
Bubba Trundle capital	8,000.00
Dr. Chris St. Charles capital	8,000.00
Hunter Gucheraeu capital	24,000.00
Jake Raulston capital	38,500.00
John Brock capital	4,000.00
John Raulston capital	48,000.00
Jonathan Frost capital	16,000.00
Kent Underwood capital	56,000.00
Mark Brock capital	20,000.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	3,387.85
Retained Earnings	-744,558.56
Shareholder's Investment	0.00
Thomas Trotter capital	16,000.00
Web Raulston capital	48,000.00
Net Income	-74,533.17
Total Equity	**$ -529,203.88**
TOTAL LIABILITIES AND EQUITY	**$488,799.29**

Accrual Basis Monday, January 13, 2020 04:28 PM GMT-05:00   2/2

Naked River Brewing Company

PROFIT AND LOSS
January 1 - December 13, 2018

	TOTAL
Income	
PayPal Sales	972.71
Refunds	-204.00
Sales	6,261.44
Food	-139.35
Package	-250.00
Total Sales	**5,872.09**
Sales of Product Income	1,007.02
Square Income	137,479.60
Total Income	**$145,127.42**
Cost of Goods Sold	
Cost of Goods Sold	1,011.83
Food	30,486.78
Merchandise	1,909.25
Package	938.71
Shipping & Delivery	2,195.86
Supplies Brewing - COGS	56,677.60
Total Cost of Goods Sold	**93,220.03**
Total Cost of Goods Sold	**$93,220.03**
GROSS PROFIT	**$51,907.39**
Expenses	
Advertising & Marketing	20,798.86
Bank Charges & Fees	252.29
Contractors	24,300.00
Donations	940.00
Education	248.54
Equipment Rental	4,447.64
Insurance	12,791.23
Interest Paid	7,257.65
Job Supplies	42,124.99
Legal & Professional Services	15,903.00
Meals	2,190.39
Office Supplies & Software	8,465.49
Other Business Expenses	1,820.33
PayPal Fees	86.34
Payroll Expenses	
Wages	87,890.46
Total Payroll Expenses	**87,890.46**
Purchases	2,506.23
Rent	22,200.00
Repairs & Maintenance	10,025.41
Square Fees	1,785.90
Taxes & Licenses	2,960.09

	TOTAL
Travel	2,112.22
Uniforms	2,308.90
Utilities	9,034.65
Total Expenses	**$282,450.61**
NET OPERATING INCOME	**$ -230,543.22**
Other Expenses	
Other Miscellaneous Expense	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -230,543.22**

Naked River Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Discounts	-65,849.50
Event income	2,505.12
Other Income	277,727.46
PayPal Sales	0.00
Refunds	-18,290.16
Sales	0.00
Beer	551,908.91
Catering	36,407.34
Distribution	155,897.50
Food	524,455.36
Merchandise	61,982.20
Service charges	926.63
Wine	13,277.50
Total Sales	**1,344,855.44**
Sales of Product Income	0.00
Square Income	0.00
Total Income	**$1,540,948.36**
Cost of Goods Sold	
Cost of Goods Sold	
Credit card fees	3,107.90
Food	236,978.21
Inventory Shrinkage	
Merchandise	15,589.69
Package	68,055.00
Royalties	1,303.54
Shipping & Delivery	2,256.88
Supplies Brewing - COGS	171,886.13
Supplies Restaurant - COGS	22,575.14
Taproom Pints	1,622.74
Wine	8,509.97
Total Cost of Goods Sold	**531,885.20**
Total Cost of Goods Sold	**$531,885.20**
GROSS PROFIT	**$1,009,063.16**
Expenses	
Advertising & Marketing	20,801.73
Bank Charges & Fees	7,775.67
Contractors	13,545.98
Donations	6,864.79
Dues & subscriptions	1,061.49
Education	174.00
Entertainment	42.43
Equipment Rental	2,916.98

	TOTAL
Fines & penalties	242.50
Insurance	24,447.13
Interest Paid	75,382.69
Janitorial services	3,781.42
Job Supplies	11,510.64
Legal & Professional Services	13,500.00
Meals	775.06
Music	1,665.00
Office Supplies & Software	3,637.97
Parking	2,195.93
PayPal Fees	4.35
Payroll Expenses	
ADP fees	0.00
Taxes	54,375.30
Wages	587,398.37
Total Payroll Expenses	**641,773.67**
Purchases	0.00
Rent	135,818.02
Repairs & Maintenance	14,893.05
Square Fees	37,073.55
Taxes & Licenses	10,025.84
Travel	188.25
Uniforms	0.00
Utilities	53,739.72
Total Expenses	**$1,083,837.86**
NET OPERATING INCOME	$ -74,774.70
Other Income	
Credit card cash back	634.74
Total Other Income	**$634.74**
Other Expenses	
Other Miscellaneous Expense	543.21
Total Other Expenses	**$543.21**
NET OTHER INCOME	**$91.53**
NET INCOME	**$ -74,683.17**

Naked River Brewing Company

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-744,558.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	4,160.60
Uncategorized Asset	11,094.56
Accumulated amortization	1,062.52
Accumulated depreciation	459,263.04
Accounts Payable (A/P)	16,969.94
Amex Total Accounts	-110,886.44
Amex Total Accounts:AMEX Raulston - 71000	149,851.70
Amex Total Accounts:Amex Robinson - 72016	11,136.30
Amex Total Accounts:Amex Woods - 71026	1,052.50
Out Of Scope Agency Payable	52.30
Square Tips	21,415.31
Tennessee Department of Revenue Payable	7,888.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**573,060.73**
Net cash provided by operating activities	**$ -171,497.83**
INVESTING ACTIVITIES	
Furniture & Fixtures	-84,787.00
Leasehold Improvements	-373,014.12
Machinery & Equipment	-390,111.50
Loan Fees	-22,313.00
Security Deposits	-229.07
Net cash provided by investing activities	**$ -870,454.69**
FINANCING ACTIVITIES	
SBA Loan	850,000.00
Bubba Trundle capital	8,000.00
Dr. Chris St. Charles capital	8,000.00
Hunter Gucheraeu capital	24,000.00
Jake Raulston capital	38,500.00
John Brock capital	4,000.00
John Raulston capital	48,000.00
Jonathan Frost capital	16,000.00
Kent Underwood capital	56,000.00
Mark Brock capital	20,000.00
Shareholder's Investment	0.00
Thomas Trotter capital	16,000.00
Web Raulston capital	48,000.00
Net cash provided by financing activities	**$1,136,500.00**
NET CASH INCREASE FOR PERIOD	**$94,547.48**
CASH AT END OF PERIOD	**$94,547.48**

Naked River Brewing Company

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-74,683.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-29,277.97
Inventory	-3,791.69
Inventory Asset	0.00
Inventory Asset:Raw Materials	0.00
Uncategorized Asset	-10,944.56
Accounts Payable (A/P)	21,527.38
Amex Total Accounts	110,886.44
Amex Total Accounts:AMEX Raulston - 71000	-68,404.01
Capital One	9,306.49
Accrued wages	0.00
Loan Due To Raulston	2,337.00
Square Gift Card	0.00
Square Tips	-21,415.31
Tennessee Department of Revenue Payable	68,818.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**79,041.78**
Net cash provided by operating activities	**$4,358.61**
INVESTING ACTIVITIES	
Machinery & Equipment	-8,632.17
Net cash provided by investing activities	**$ -8,632.17**
FINANCING ACTIVITIES	
SBA Loan	-52,532.84
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	3,387.85
Net cash provided by financing activities	**$ -49,144.99**
NET CASH INCREASE FOR PERIOD	**$ -53,418.55**
Cash at beginning of period	94,547.48
CASH AT END OF PERIOD	**$41,128.93**

Robert Raulston
I,_____, certify that:

1. The financial statements of included in this Form are true and complete in all material respects; and
2. The tax return information of included in this Form reflects accurately the information reported on the tax return for for the fiscal years ended and 2018 (most recently available as of the Date of this Form C).

DocuSigned by:

Robert Raulston

C44D9A1E945A4A5...

Signature

Name: Robert Raulston

Title: CEO

1